Form 40-F
period 2022-12-31
enCore Energy Corp.
filed 2023-04-28
CIK 1500881

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2022	Commission File Number 001-41489

enCore Energy Corp.

(Exact name of Registrant as specified in its charter)

Canada	1094	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

101 N. Shoreline Blvd. Suite 450

Corpus Christi, TX 78401

(361) 239-5449

(Address and telephone number of Registrant’s principal executive offices)

Cogency Global Inc.

122 E. 42nd Street, 18th Floor

New York, New York 10168

(800) 221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	EU	The NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 108,940,051 Common Shares outstanding as at December 31, 2022.

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

The annual report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the Registrant’s Registration Statement under the Securities Act of 1933, as amended: Form F-10 (File No. 333-269428).

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F (the “Annual Report”) of enCore Energy Corp. (the “Company”), including the Exhibits hereto and information incorporated by reference herein, contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”). Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements are not historical facts, are made as of the date of this Annual Report, and include, but are not limited to, statements regarding discussions of results from operations (including, without limitation, statements about the Company’s opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results), performance (both operational and financial) and business prospects, future business plans and opportunities and statements as to management’s expectations with respect to, among other things, the activities contemplated in this Annual Report.

Forward-looking statements included or incorporated by reference in this Annual Report include, without limitation, statements related to: the Company’s future financial and operational performance; the sufficiency of the Company’s current working capital, anticipated cash flow or its ability to raise necessary funds; the anticipated amount and timing of work programs; our expectations with respect to future exchange rates; the estimated cost of and availability of funding necessary for sustaining capital; forecast capital and non-operating spending; the Company’s plans and expectations for its property, exploration, development, production, and community relations operations; the use of available funds; expectations regarding the process for and receipt of regulatory approvals, permits and licenses under governmental and other applicable regulatory regimes, including U.S. government policies towards domestic uranium supply; expectations about future uranium market prices, production costs and global uranium supply and demand; expectations regarding holding physical uranium for long-term investment; the establishment of mineral resources on any of the Company’s current or future mineral properties (other than the Company’s properties that currently have an established mineral resource estimates); future royalty and tax payments and rates; expectations regarding possible impacts of litigation and regulatory actions; the completion of reclamation activities at former mine or extraction sites.

Such forward-looking statements reflect the Company’s current views with respect to future events, based on information currently available to the Company and are subject to and involve certain known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed in or implied by such forward-looking statements. The forward-looking statements in this Annual Report are based on material assumptions, including the following: our budget, including expected levels of exploration, evaluation and operations activities and costs, as well as assumptions regarding market conditions and other factors upon which we have based our income and expenditure expectations; assumptions regarding the timing and use of our cash resources; our ability to, and the means by which we can, raise additional capital to advance other exploration and evaluation objectives; our operations and key suppliers are essential services, and our employees, contractors and subcontractors will be available to continue operations; our ability to obtain all necessary regulatory approvals, permits and licenses for our planned activities under governmental and other applicable regulatory regimes; our expectations regarding the demand for, and supply of, uranium, the outlook for long-term contracting, changes in regulations, public perception of nuclear power, and the construction of new and ongoing operation of existing nuclear power plants; our expectations regarding spot and long-term prices and realized prices for uranium; our expectations that our holdings of physical uranium will be helpful in securing project financing and/or in securing long-term uranium supply agreements in the future; our expectations regarding tax rates, currency exchange rates, and interest rates; our decommissioning and reclamation obligations and the status and ongoing maintenance of agreements with third parties with respect thereto; our mineral resource estimates, and the assumptions upon which they are based; our, and our contractors’, ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals; and our operations are not significantly disrupted by political instability, nationalization, terrorism, sabotage, pandemics, social or political activism, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, equipment or infrastructure failure, labor shortages, transportation disruptions or accidents, or other development or exploration risks.

i

The risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from any future results expressed in or implied by the forward-looking statements in this Annual Report include, but are not limited to, the following factors: exploration and development risks; changes in commodity prices; access to skilled mining personnel; results of exploration and development activities; uninsured risks; regulatory risks; defects in title; availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; risks posed by the economic and political environments in which the Company operates and intends to operate; the potential for losses arising from the expansion of operations into new markets; increased competition; assumptions regarding market trends and the expected demand and desires for the Company’s products and proposed products; reliance on industry manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions; and the failure to satisfy ongoing regulatory requirements.

In addition, the risks, assumptions, and other factors set out herein and in the Company’s public filings, including the most recent Annual Information Form and Management Discussion and Analysis (“MD&A”) for the year ended December 31, 2022, could cause actual results to differ materially from any future results expressed in or implied by the forward-looking statements in this Annual Report. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. These risks, uncertainties, assumptions and other factors should be considered carefully, and prospective investors and readers should not place undue reliance on the forward-looking statements.

Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or information or statements to reflect information, events, results, circumstances or otherwise after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by applicable laws. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such fact on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements or information. All of the forward-looking statements contained or incorporated into this Annual Report are qualified by the foregoing cautionary statements.

ii

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing standards. IFRS differs in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) and from practices prescribed by the US Securities and Exchange Commission (“SEC”). Therefore, all financial statements filed with this annual report may not be comparable to financial statements prepared in accordance with U.S. GAAP.

The Company reports mineral resources on its projects according to Canadian standards, which differs from the requirements of U.S. securities laws. Mineral resource estimates have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, (the “CIM Standards”). The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. Mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. Pursuant to the U.S. Rules, the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not generally form the basis of feasibility or pre-feasibility studies. While the above terms are “substantially similar” to CIM Standards, there are differences in the definitions under the U.S. Rules and the CIM Standards. The mineral resource are estimates and no assurances can be given that the indicated levels of uranium will be produced. By their nature, mineral resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Company hereby incorporates by reference the following:

●	The Company’s Annual Information Form for the fiscal year ended December 31, 2022, filed as Exhibit 99.1 to this Annual Report.

●	The Company’s Management’s Discussion and Analysis for the year ended December 31, 2022, filed as Exhibit 99.2 to this Annual Report.

●	The Company’s audited consolidated financial statements for the years ended December 31, 2022 and 2021, including the report of the independent auditor thereon, filed as Exhibit 99.3 to this Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

Report on disclosure controls and procedures. The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) have evaluated the effectiveness of the Company’s disclosure controls and procedures and have determined that such disclosure controls and procedures were effective during the period covered by this Annual Report to give reasonable assurance that (i) information required to be disclosed by the Company in reports that it files or submits to the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and (ii) material information required to be disclosed in the Company's reports filed under the Exchange Act is provided to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow for timely decisions regarding required disclosure.

Report on Internal control over financial reporting. This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies. During the period covered by this Annual Report, no change occurred in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2022.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that the Company has at least one audit committee financial expert serving on its audit committee, being William B. Harris, who is considered independent, as that term is defined in the NYSE American LLC’s corporate governance standards applicable to the Company.

CODE OF ETHICS

The Company has adopted a written code of conduct applicable to directors, officers, employees, consultants and contractors of the Company, entitled “Code of Business Conduct and Ethics” (the “Code”). The Company monitors compliance with the Code through the Chair of the Audit Committee and the CEO. The Code provides that each person is personally responsible for and it is their duty to report violations or suspected violations of the Code, and that no person will be discriminated against for reporting what that person reasonably believes to be a breach of the Code or any law or regulation. There were no waivers granted in respect of the Code during the period covered by this Annual Report. The Code is posted on the Company’s website at https://.encoreuranium.com/corporate/governance/. The Company undertakes to provide to any person without charge, upon request, a copy of the Code by contacting the Company via email at info@encoreuranium.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Davidson & Company LLP, Vancouver, British Columbia, Canada, Auditor Firm ID: 731, acted as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2022. See page 104 of the Company's Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by Davidson & Company LLC for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

OFF-BALANCE SHEET ARRANGEMENTS

During the year ended December 31, 2022, the Company was not a party to any off-balance-sheet arrangements that are not discussed in the MD&A.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company’s audit committee is comprised of William B. Harris (Chair), Richard M. Cherry and Susan Hoxie-Key and is established in accordance with section 3(a)(58)(A) of the Exchange Act of 1934. All members of the Audit Committee are, in the opinion of the Company’s board of directors, independent (as determined under Section 803A and 803B(2) of the rules of the NYSE American LLC). All members of the audit committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The audit committee meets the composition requirements described in Section 803B(2) of rules of the NYSE American LLC.

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking. The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process. The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Company.

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report:

Exhibit	Description

99.1	Annual Information Form for the year ended December 31,2022

99.2	Management’s Discussion and Analysis for the year ended December 31, 2022

99.3	Financial Statements for the years ended December 31,2022 and 2021

99.4	Certification of the Chief Executive Officer, pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the U.S. Securities Exchange Act of 1934

99.5	Certification of the Chief Financial Officer, pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the U.S. Securities Exchange Act of 1934

99.6	Certification of the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Davidson & Company LLP

99.9	Consent of W. Paul Goranson, P.E.

99.10	Consent of Terence P. McNulty, P.E., PhD

99.11	Consent of Carl Warren, P.E., P.G.

99.12	Consent of Douglas L. Beahm, P.E, P.G.

99.13	Consent of Steve Cutler, P.G.

99.14	Consent of Ray Moores, P.E.

99.15	Consent of Matthew Yovich

101	Interactive Data File (formatted as iXBRL)

104	Cover Page Interactive Data File (formatted as iXBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENCORE ENERGY CORP.

By:	/s/ W. Paul Goranson
Name: W. Paul Goranson
Title: Chief Executive Officer and Director

Date: April 28, 2023