Form 40-F/A
period 2022-12-31
enCore Energy Corp.
filed 2023-06-07
CIK 1500881

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

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

Cogency Global Inc.

122 E. 42nd Street, 18th Floor

New York, New York 10168

(800) 221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	EU	The NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Auditor Name: Davidson & Company LLP	Auditor Location: Vancouver, British Columbia, Canada	Auditor Firm ID: 731

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

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends the Annual Report on Form 40-F of enCore Energy Corp., which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 28, 2023 (the “Original Annual Report”). This Amendment is being filed solely in order to file an amended Exhibit 99.2, Management’s Discussion and Analysis for the year ended December 31, 2022.

Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend, update, or restate the information in any item of the Original Annual Report or reflect any events occurring after the filing of the Original Annual Report. Accordingly, this Amendment should be read in conjunction with the Original Annual Report.

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report:

Exhibit	Description

99.1*	Annual Information Form for the year ended December 31,2022

99.2**	Management’s Discussion and Analysis for the year ended December 31, 2022

99.3*	Financial Statements for the years ended December 31,2022 and 2021

99.4**	Certification of the Chief Executive Officer, pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the U.S. Securities Exchange Act of 1934

99.5**	Certification of the Chief Financial Officer, pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the U.S. Securities Exchange Act of 1934

99.6**	Certification of the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7**	Certification of the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8*	Consent of Davidson & Company LLP

99.9*	Consent of W. Paul Goranson, P.E.

99.10*	Consent of Terence P. McNulty, P.E., PhD

99.11*	Consent of Carl Warren, P.E., P.G.

99.12*	Consent of Douglas L. Beahm, P.E, P.G.

99.13*	Consent of Steve Cutler, P.G.

99.14*	Consent of Ray Moores, P.E.

99.15*	Consent of Matthew Yovich

101*	Interactive Data File (formatted as iXBRL)

104*	Cover Page Interactive Data File (formatted as iXBRL and contained in Exhibit 101)

*	Previously filed.
**	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENCORE ENERGY CORP.

By:	/s/ W. Paul Goranson
	Name:	W. Paul Goranson
	Title:	Chief Executive Officer and Director

Date: June 7, 2023

2