Form 40-F
period 2023-12-31
enCore Energy Corp.
filed 2024-03-28
CIK 1500881

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2023	Commission File Number 001-41489

enCore Energy Corp.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1094	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

101 N. Shoreline Blvd. Suite 450

Corpus Christi, TX 78401

(361) 239-5449

(Address and telephone number of Registrant’s principal executive offices)

Cogency Global Inc.

122 E. 42nd Street, 18th Floor

New York, New York 10168

(800) 221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	EU	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 165,133,798 Common Shares outstanding as at December 31, 2023.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

The annual report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the Registrant’s Registration Statement under the Securities Act of 1933, as amended: Form F-10 (File No. 333-269428), and Form F-10 (File No. 333-272609).

EXPLANATORY NOTE

enCore Energy Corp. (the “Company”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act (“MJDS”). The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Accordingly, our equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

i

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F (the “Annual Report”) of the Company, including the Exhibits hereto and information incorporated by reference herein, contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, and forward-looking information within the meaning of Canadian securities laws. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements are not historical facts, are made as of the date of this Annual Report, and include, but are not limited to, statements regarding discussions of results from operations (including, without limitation, statements about the Company’s opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results), performance (both operational and financial) and business prospects, future business plans and opportunities and statements as to management’s expectations with respect to, among other things, the activities contemplated in this Annual Report.

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

ii

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

In addition, the risks, assumptions, and other factors set out herein and in the Company’s public filings, including the most recent Annual Information Form and Management Discussion and Analysis (“MD&A”) for the year ended December 31, 2023, could cause actual results to differ materially from any future results expressed in or implied by the forward-looking statements in this Annual Report. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. These risks, uncertainties, assumptions and other factors should be considered carefully, and prospective investors and readers should not place undue reliance on the forward-looking statements.

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

iii

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under MJDS to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and the audit was conducted in accordance with Canadian auditing standards as well as the standards of the Public Accounting Oversight Board. IFRS differs in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) and from practices prescribed by the US Securities and Exchange Commission (“SEC”). Therefore, all financial statements filed with this annual report may not be comparable to financial statements prepared in accordance with U.S. GAAP.

As a foreign reporting issuer listed on The Nasdaq Stock Market LLC (the “Nasdaq”), the Company is entitled to follow the governance practices of its home country in lieu of certain Nasdaq requirements. For more information refer to the Statement of Corporate Governance Differences posted on the Company’s website at www.encoreuranium.com/corporate/governance. The Company’s website is not incorporated herein by reference.

The Company reports mineral resources on its projects according to Canadian standards, which differs from the requirements of U.S. securities laws. As a result, the Company reports the mineral resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The requirements of NI 43-101 and the CIM Standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K (“S-K 1300”) under the Exchange Act. As an issuer that prepares and files its reports with the SEC pursuant to the MJDS, the Company is not subject to the requirements of S-K 1300. Any mineral resources reported by the Company in accordance with NI 43-101 and CIM Standards may not qualify as such under or differ from those prepared in accordance with S-K 1300. Accordingly, information included or incorporated by reference in the Company’s AIF filed as Exhibit 99.1 to this Annual Report and management’s discussion and analysis for the fiscal year ended December 31, 2023 filed as Exhibit 99.2 concerning descriptions of mineralization and estimates of mineral resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 1300.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Company hereby incorporates by reference the following:

●	The Company’s Annual Information Form for the fiscal year ended December 31, 2023, filed as Exhibit 99.1 to this Annual Report.

●	The Company’s Management’s Discussion and Analysis for the year ended December 31, 2023, filed as Exhibit 99.2 to this Annual Report.

●	The Company’s audited consolidated financial statements for the year ended December 31, 2023, including the report of the independent auditor thereon, filed as Exhibit 99.3 to this Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

Report on disclosure controls and procedures. At the end of the period covered by this Annual Report for the fiscal year ended December 31, 2023, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective to give reasonable assurance that (i) information required to be disclosed by the Company in reports that it files or submits to the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is provided to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow for timely decisions regarding required disclosure.

Report on internal control over financial reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) of the Exchange Act. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2023, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is not required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2023 because the Company is an emerging growth company.

Changes in internal control over financial reporting. The Company has disclosed in its annual MD&A any change in the issuer’s ICFR that occurred during the period beginning on October 1, 2023 and ended on December 31, 2023 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company’s audit committee is comprised of William B. Harris (Chair), Richard M. Cherry and Susan Hoxie-Key and is established in accordance with section 3(a)(58)(A) of the Exchange Act and Rule 5605(c) of the Nasdaq. All members of the Audit Committee are, in the opinion of the Company’s board of directors, independent (as determined under Rule 5605(a)(2)of the Nasdaq). All members of the audit committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The audit committee meets the composition requirements described in Rule5605(c)(2) of the Nasdaq.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that William B. Harris qualifies as financial experts (as defined in Item 407 (d)(5)(ii) of Regulation S-K under the Exchange Act), is financially sophisticated (pursuant to Rule 5605(c)(2) of the Nasdaq) and is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of the Nasdaq).

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Davidson & Company LLP, Vancouver, British Columbia, Canada, Auditor Firm ID: 731, acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023. See page 89 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1 and incorporated herein by reference, for the total amount billed to the Company by Davidson & Company LLC for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2023 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

CODE OF ETHICS

The Company has adopted a written code of conduct applicable to directors, officers, employees, consultants and contractors of the Company, entitled “Code of Business Conduct and Ethics” (the “Code”). The Company monitors compliance with the Code through the Chair of the Audit Committee and the CEO. The Code provides that each person is personally responsible for and it is their duty to report violations or suspected violations of the Code, and that no person will be discriminated against for reporting what that person reasonably believes to be a breach of the Code or any law or regulation. There were no waivers granted in respect of the Code during the period covered by this Annual Report. The Code is posted on the Company’s website at https://encoreuranium.com/corporate/governance/. The Company undertakes to provide to any person without charge, upon request, a copy of the Code by contacting the Company via email at info@encoreuranium.com.

OFF-BALANCE SHEET ARRANGEMENTS

During the year ended December 31, 2023, the Company was not a party to any off-balance-sheet arrangements that are not discussed in the MD&A.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2023.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the fiscal year ended December 31, 2023, the Company had no mines in the United States subject to regulation by MSHA under the Mine Act.

ERRONEOUSLY AWARDED COMPENSATION

The Company has adopted a compensation recovery policy effective October 2, 2023 (referred to as the “Incentive Compensation Clawback Policy”) as required by Nasdaq listing standards and pursuant to Rule 10D-1 of the Exchange Act. The Incentive Compensation Clawback Policy is filed as Exhibit 97 to this Form 40-F. At no time during or after the fiscal year ended December 31, 2023 (as of the date of this Annual Report), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Clawback Policy and, as of December 31, 2023, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Clawback Policy to a prior restatement.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

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

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report:

Exhibit	Description

97	Incentive Compensation Recovery Policy

99.1	Annual Information Form for the year ended December 31, 2023

99.2	Management’s Discussion and Analysis for the year ended December 31, 2023

99.3	Consolidated Financial Statements for the year ended December 31, 2023

99.4	Certification of the Chief Executive Officer, pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the U.S. Securities Exchange Act of 1934

99.5	Certification of the Chief Financial Officer, pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the U.S. Securities Exchange Act of 1934

99.6	Certification of the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Davidson & Company LLP

99.9	Consent of W. Paul Goranson, P.E.

99.10	Consent of Carl Warren, P.E., P.G.

99.11	Consent of Douglas L. Beahm, P.E, P.G.

99.12	Consent of Steve Cutler, P.G.

99.13	Consent of Ray Moores, P.E.

99.14	Consent of Matthew Yovich

99.15	Consent of John Seeley, Ph.D., P.G., C.P.G.

101	Interactive Data File (formatted as iXBRL)

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as iXBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENCORE ENERGY CORP.

By:	/s/ W. Paul Goranson
Name: W. Paul Goranson
Title: Chief Executive Officer and Director

Date: March 28, 2024